U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported
[X]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

        BERMEISTER                    KEVIN
--------------------------------------------------------------------------------
        (Last)                       (First)              (Middle)

     C/O BRILLIANT DIGITAL ENTERTAINMENT, INC.
     6355 TOPANGA CANYON BLVD., SUITE 120
--------------------------------------------------------------------------------
                                    (Street)

     WOODLAND HILLS                    CA                   91367
--------------------------------------------------------------------------------
        (City)                       (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

          BRILLIANT DIGITAL ENTERTAINMENT, INC. (AMEX: BDE)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

          DECEMBER 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

          FEBRUARY 14, 2002
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          PRESIDENT AND CHIEF EXECUTIVE OFFICER
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                          5.             6.
                                                          4.                              Amount of      Owner-
                                                          Securities Acquired (A) or      Securities     ship
                                                          Disposed of (D)                 Beneficially   Form:        7.
                                                          (Instr. 3, 4 and 5)             Owned at End   Direct       Nature of
                               2.            3.           -----------------------------   of Issuer's    (D) or       Indirect
1.                             Transaction   Transaction                  (A)             Fiscal Year    Indirect     Beneficial
Title of Security              Date          Code             Amount      or     Price    (Instr. 3      (I)          Ownership
(Instr. 3)                     (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4)    (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                   3/1/01         J4(1)           225,000      D                              D
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                   3/1/01         J4(2)           900,000      A              900,000         I           BY THE MARKEV
                                                                                                                      AND TOIBB
                                                                                                                      PARTNERSHIP
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                              405,013         I           BY GENERAL
                                                                                                                      PARTNERSHIP
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                              597,337         D
===================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)      (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
STOCK OPTION        $0.16    12/19/01  A       100,000       (3)      12/19/11  COMMON   100,000  $0.00   100,000    D
(RIGHT TO BUY)                                                                  STOCK
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Explanation of Responses:

(1) Contributed to The Markev and Toibb Partnership pursuant to the terms of that certain Partnership Agreement of The Markev and Toibb Partnership.

(2) Mr Bermeister, Mark Dyne and Harris Toibb each contributed a portion of the reported securities to The Markev and Toibb Partnership. Mr. Bermeister disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(3) This stock option vests and becomes exercisable in four equal annual installments, commencing on January 1, 2002.



     /S/ KEVIN BERMEISTER                                       6/26/02
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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